EXHIBIT 99.1

Golar LNG Limited: 2014 AGM Results Notification

HAMILTON, Bermuda, Sept. 22, 2014 (GLOBE NEWSWIRE) -- Golar LNG Limited (the "Company") advises that the 2014 Annual General Meeting of the Company was held on September 19, 2014 at 10:20 a.m. at the Elbow Beach Hotel, 60 South Shore Road, Paget PG04, Bermuda. The audited consolidated financial statements for the Company for the year ended December 31, 2013 were presented to the Meeting.

Immediately prior to commencement of the Meeting, Mr. John Fredriksen withdrew his nomination and therefore the proposal to re-elect him as a Director of the Company was not considered.

The following resolutions were passed:

  To re-elect Kate Blankenship as a Director of the Company.

  To re-elect Hans Petter Aas as a Director of the Company.

  To re-elect Tor Olav Trøim as a Director of the Company.

  To re-elect Georgina E. Sousa as a Director of the Company.

  That the Company's authorised share capital be increased from US$100,000,000.00 divided into 100,000,000 common shares of par value US$1.00 par value each to US$150,000,000.00 divided into 150,000,000 common shares of US$1.00 par value each by the creation of 50,000,000 common shares of US$1.00 par value each.

  To appoint Ernst & Young LLP of London, England as auditors and to authorise the Directors to determine their remuneration.

  That the remuneration payable to the Company's Board of Directors of a total amount of fees not to exceed US$600,000.00 be approved for the year ended December 31, 2014.

Hamilton, Bermuda
September 19, 2014